Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Provides Water Update

December 11th, 2023	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

Phoenix, Arizona, December 11th, 2023 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce the following water update.

Claudia Elliott, a reporter for the Tehachapi News, who has been conducting very biased reporting of late, today published an article where Ms. Elliott quotes an official at the California Department of Real Estate, named Christina Jiminez.

The verbatim statements according to Claudia Elliot, from the DRE spokesperson, Christina Jiminez, reflects a fundamental misunderstanding of petitions filed pursuant to the California Environmental Quality Act ("CEQA"), and more specifically, the petition filed by the Water District. Fundamentally, CEQA is a process-based law aimed at requiring local governments to appropriately consider the environmental impacts of a project. Here, the city developed a water supply assessment ("WSA") for the project demonstrating the adequacy of short-term and long-term water supplies for the project. The district's lawsuit challenges the adequacy of that analysis, not the actual "delivery of domestic water" to the project. If, as requested by the district, the court were to find the analysis inadequate, the city may revise and reissue the WSA to address any inadequacies and move forward with fully entitling the project. Only after the construction of the project, will the DRE be requested to issue the final white report (Public Report) for the project. Any potentially required analysis of water supplies will be resolved well before then.

As Jeff Ciachurski was not party to a NDA on the second round of settlement discussions with the water district, the undersigned can clearly state that correspondence from the district emphatically state that more than adequate water exists for the project, and further, the engineering documents provided to all parties for the 2020 RUWMP report (that the district is now intentionally almost 4 years late in filing), clearly supports the WSA as provided by the city's independent professional engineers.  The district litigation is frivolous, vexatious, without merit, and a ploy for the district to misuse and abuse its powers by trying to be an urban planning agency, (which it is not), and use their misguided litigation to once again, try and take more water supplies for themselves, because certain water district members are large Ag land owners, and therefore divert water for their own commercial benefit, whether Ag use or their own attempted housing projects.

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The undersigned has on the record referred the water district to the Kern County District Attorney for investigation.

About Greenbriar Capital Corp

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

- 2 -

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF